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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 10 )*
                                             --

                         LIBERTY BANCORP INC. (OKLA.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                    COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  530175108
                           -------------------------
                                 (CUSIP Number)

                                 WILLIAM M LANE
                        6610 ROCKLEDGE DRIVE, SUITE 450
                            BETHESDA, MD 20817-1869
                                (301) 493-4600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               JUNE 1, 1997
         ------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 5 Pages

                                  SCHEDULE 13D

CUSIP No.  530175108
         ----------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           Robert E. Torray          S.S. ####-##-####
--------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                       (a) [ ]
                                                                                                             (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

           N/A
--------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)                      [ ]

--------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America
--------------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
   NUMBER OF
    SHARES                           -0-
  BENEFICIALLY            ------------------------------------------------------------------------------------------
    OWNED BY              8       SHARED VOTING POWER
     EACH
   REPORTING                         -0-
    PERSON                ------------------------------------------------------------------------------------------
      WITH                9       SOLE DISPOSITIVE POWER

                                     -0-
                          ------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                     -0-
-------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     -0-
--------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]

--------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     -0-
--------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                     IN
--------------------------------------------------------------------------------------------------------------------
                                    SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               Page 3 of 5 Pages

SCHEDULE 13D

CUSIP No.   530175108
         ----------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           Robert E. Torray & Co. Inc.     #52-0946142
---------------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a) [ ]
                                                                                                                    (b) [ ]
---------------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

---------------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)                             [ ]

---------------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Maryland Corporation
---------------------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
   NUMBER OF
    SHARES                                -0-
  BENEFICIALLY            -------------------------------------------------------------------------------------------------
    OWNED BY              8       SHARED VOTING POWER
     EACH
   REPORTING                              -0-
    PERSON                -------------------------------------------------------------------------------------------------
     WITH                 9      SOLE DISPOSITIVE POWER

                                          -0-
                          -------------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                          -0-
---------------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          -0-
---------------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                             [ ]

---------------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                          -0-
---------------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                          IA
---------------------------------------------------------------------------------------------------------------------------
                                     SEE INSTRUCTIONS BEFORE FILLING OUT!

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This statement amends and restates the Schedule 13D filed by Robert E. Torray and Robert E. Torray & Co., Inc. on March 12, 1996 relating to the common stock (the "shares") of Liberty Bancorp (Okla.) Inc. The above named parties are referred to herein as the "Reporting Persons."

Item 5. Interest in Securities of the Issuer.

        (a)      Not applicable.

        (b)      Not applicable.

        (c)      Not applicable.

        (d)      Not applicable.

(e) Effective June 1, 1997, all of the outstanding shares of Liberty Bancorp Inc. (Okla.) were acquired by Banc One Corporation (OH), and the Reporting Persons received shares of Banc One Corporation
         (OH) in the exchange therefor.


Item 7. Material to Be Filed as Exhibits.

        Exhibit A - Joint Filing Agreement pursuant to Rule 13d-1(f)(1)(iii)


        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                       /s/Robert E. Torray
                                       ---------------------------------------
                                       Robert E. Torray


                                       ROBERT E. TORRAY & CO., INC.


                                       BY:      /s/William M Lane
                                                ------------------------------
                                                William M Lane, Vice President





Dated:
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                                   Exhibit A



                             Joint Filing Agreement


        In accordance with Rule 13d-1(f)(1)(iii) of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of this statement and any subsequent amendments thereto.



                                        /s/Robert E. Torray
                                        ---------------------------------------
                                        Robert E. Torray


                                        ROBERT E. TORRAY & CO., INC.


                                        BY:      /s/William M Lane
                                                 ------------------------------
                                                 William M Lane, Vice President




Dated: